SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of October 2002

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              |X|    Form 20-F           |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

              |_|    Yes                 |X|    No

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated October 1, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated October 28, 2002.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Arie Tal
                                            -------------------------------
                                            Name: Arie Tal
                                            Title: Corporate Secretary

Dated: November 3, 2002.

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.    DESCRIPTION
-----------    -----------

1.             Press release dated October 1, 2002.

2.             Press release dated October 28, 2002.

                                    EXHIBIT 1
                                    ---------

THE TURKISH MINISTRY OF DEFENSE ANNOUNCES THE ENTRY INTO FORCE OF THE AGREEMENT TO UPGRADE TURKISH ARMY M60A1 TANKS

Tuesday October 1, 3:19 pm ET

HAIFA, Israel, Oct. 1 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq: ESLT
- News), announced today, further to its announcement dated April 1, 2002 that the Turkish Ministry of Defense announced the entry into force of the Turkish Government's agreement with Israel Military Industries Ltd. ("IMI") for the project to upgrade Turkish Army M60A1 tanks.

The Company and IMI are working towards the completion of the contract to be signed between them in connection with the project. The Company's portion of the project is expected to be material to the Company.

The Company will issue an announcement when its contract with IMI is completed, including the contract value.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at http://www.elbit.co.il.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------

ISRAELI AIR FORCE CADETS TO TRAIN ON ELBIT SYSTEMS AIRCRAFT

Monday October 28, 8:31 am ET

First 'Snunit' trainer aircraft land at Israel Air Force base
-------------------------------------------------------------

HAIFA, Israel, Oct. 28 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. ("the Company") (Nasdaq: ESLT - News), the international defense company, today announced that the first three GROB G-120-AI trainers ("Snunits") were received yesterday at the Hatzerim Israel Air Force base during a ceremony attended by the Commander of Israel Air Force, Elbit Systems management and other guests. The ten-year contract for operation of the aircraft was awarded to Elbit Systems by The Israeli Ministry of Defense in February 2002. Snunit Aviation Services, a company established by Elbit Systems and its subsidiary, Cyclone Aviation, will operate the new aircraft.

The "Snunits" will be integrated into the flight-training curriculum of Israel Air Force Flight Academy, replacing the currently used "Pipers", and may also be used for training phases now performed by the "Tzukit" aircraft. The "Snunit" is a modern trainer, built of composite materials and has excellent aerobatics capabilities and high safety levels.

Elbit Systems will operate the trainers through a Private Finance Initiative
(PFI) program, with the Israel Air Force purchasing flight hours. Snunit Aviation Services will employ a dedicated technical crew to perform all maintenance tasks and assume responsibility for the support of the aircraft according to a multi-year program based on advanced maintenance practices. The PFI concept has already been adopted in other countries worldwide with great success.

GROB, the company that manufactures the "Snunit", is based in Germany and has been active in the field of aviation for three decades during which it has delivered over 3,500 aircraft to private customers and Air Forces all over the world.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                                       -6-